Registration No.  333-16659
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 180

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee:  $0.00

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective  on  September 18, 1997 at 2:00 p.m.  pursuant  to
     Rule 487.
                ________________________________


      The First Trust Special Situations Trust, Series 180

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special Situations
                                           Trust
12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special Situations
                                           Trust
     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust Information as
                                           to Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special Situations
          selection or elimination of      Trust; Right of Unit
          underlying securities            Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust;
          or elimination of underlying     Special Situations
          securities                       Trust; Rights of Unit
                                           Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.


                        REIT Total Return Series

The Trust. The First Trust (registered trademark) Special Situations Trust, Series 180 (the "Trust") is a unit investment trust consisting of a diversified portfolio of common stocks issued by publicly traded equity real estate investment trusts, known as REITs.

The objective of the Trust is to provide for potential capital appreciation and dividend income by investing the Trust's portfolio in common stocks issued by publicly traded equity real estate investment trusts, which the Sponsor believes have the potential for outstanding financial performance and capital appreciation (the "Securities"). See "Schedule of Investments." The Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date"), as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved. Each Unit of the Trust represents an undivided fractional interest in all the Securities deposited in the Trust.

The Securities deposited in the Trust's portfolio have no fixed maturity date, and the value of these underlying Securities will fluctuate with changes in the values of stocks in general, and the real estate market in particular. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. Such deposits of additional Securities or cash will be done in such a manner that the original proportionate relationship amongst the individual issues of the Securities shall be maintained. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus a maximum sales charge of 3.3% (equivalent to 3.413% of the net amount invested). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The secondary market Public Offering Price per Unit will be based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.

              Sponsor of First Trust (registered trademark)
                             1-800-621-9533


            The date of this Prospectus is September 18, 1997

Accounts of the Trust plus a maximum sales charge of 3.3% (equivalent to 3.413% of the net amount invested) subject to reduction beginning October 1, 1998. The minimum amount which an investor may purchase of the Trust is $1,000. The sales charge is reduced on a graduated scale for sales involving at least $50,000. See "How is the Public Offering Price Determined?"



UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.



Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities in the Trust) on the Initial Date of Deposit was $.5560 per Unit. The actual net annual dividend distributions per Unit will vary with changes in fees and expenses of the Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the net annual dividend distributions will be realized in the future.



Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust, net of expenses of the Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date, as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"



Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust.


Termination. Commencing on the Mandatory Termination Date, Securities will begin to be sold as prescribed by the Sponsor. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of the Trust, the Trustee will provide written notice thereof to all Unit holders. Unit holders will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Securities or the general condition of the stock market, changes in the real estate market, vacancy rates and competition, volatile interest rates or economic recession. In addition, because certain REITs may be subject to a management fee, an investment by the Trust in such Securities may result in duplicative expenses. The Trust's portfolio is not managed and Securities will not be sold by the Trust regardless of market fluctuations, although some Securities may be sold under certain limited circumstances. See "What are Securities?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                     of the Securities-September 18, 1997


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                                        15,034
Fractional Undivided Interest in the Trust per Unit (1)                                                          1/15,034
Public Offering Price:
Aggregate Offering Price Evaluation of Securities in Portfolio (2)                                              $ 145,377
Aggregate Offering Price Evaluation of Securities per Unit                                                      $   9.670
Sales Charge of 3.3% of the Public Offering Price per Unit
   (3.413% of the net amount invested)                                                                          $    .330
Public Offering Price per Unit (3)                                                                              $  10.000
Sponsor's Initial Repurchase Price per Unit                                                                     $   9.670
Redemption Price per Unit (based on aggregate
   underlying value of Securities) (4)                                                                          $   9.670

CUSIP Number                               337182 810
First Settlement Date                      September 23, 1997
Mandatory Termination Date                 September 18, 2000
Discretionary Liquidation Amount           The Trust may be terminated if the value thereof is less than 20% of the total value of Securities deposited in the Trust during the initial offering period.
Trustee's Annual Fee                       $.0096 per Unit outstanding.
Evaluator's Annual Fee                     $.0030 per Unit outstanding, payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.
Supervisory Fee (5)                        Maximum of .0035 per Unit outstanding annually payable to an affiliate of the
                                           Sponsor.
Estimated Annual Amortization of
   Organizational and Offering Costs (6)   $.0075 per Unit outstanding.
Income Distribution Record Date            Fifteenth day of each March, June, September and December, commencing December
                                           15, 1997.
Income Distribution Date (7)               Last day of each March, June, September and December, commencing December 31,
                                           1997.
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor may be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed three years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) Distributions from the Capital Account will be made quarterly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                        REIT TOTAL RETURN SERIES

          The First Trust Special Situations Trust, Series 180

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 180 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar, but each of which is separate and is designated by a different series number (the "Trust"). This Series consists of an underlying separate unit investment trust designated as: REIT Total Return Series. The Trust was created under the laws of the State of New York, pursuant to a Trust Agreement (the "Indenture") dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by publicly traded equity real estate investment trusts, known as REITs (the "REIT" or "REITs"). The Trust includes a diversified portfolio of REITs, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The objective of the Trust is to provide for potential capital appreciation and increasing dividend income through an investment in securities issued by REITs. A.G. Edwards believes that investors should consider an investment in the Trust as a way to diversify and balance their portfolios, increase income, and as a hedge against inflation. Because A.G. Edwards believes the fundamental outlook for REITs is favorable, a diversified portfolio of professionally selected, high-quality REITs could provide investors with attractive total returns, dividend income and capital appreciation over the life of the Trust. The portfolio of the Trust has been selected by the Sponsor from the list of recommended REITs of A.G. Edwards' Securities Research Analysts in accordance with specific parameters, which could help limit the risk inherent in real estate and improve the potential for above-average returns. As REITs are subject to the general conditions of both the stock and real estate markets, among other factors, there is no assurance that the objective of the Trust will be achieved. See "Risk Factors."

The selection parameters for the portfolio include selecting only:

- Equity REITs, which own real estate and have fully integrated companies with broad capabilities;

- REITs with sound track records of performance and proven management teams that own a meaningful number of shares in the company;

- REITs with relatively conservative balance sheets, high-quality funds from operations (FFOs), and conservative dividend payout ratios;

- REITs that avoid potential conflict of interest issues and maintain a moderate level of overhead expenses; and

- REITs that generally have a concentration within a particular market segment, either geographically, by property type, or both.

A.G. Edwards believes the REITs selected for the Trust have the potential to provide capital appreciation and dividend income for the following reasons:

- REITs allow you to invest in high-quality real estate without a large capital commitment. Furthermore, REITs own portfolios of many properties, providing investors with diversification within this sector.

- REITs typically offer attractive and growing dividends. The average dividend yield of equity REITs (as measured by A.G. Edwards' Equity REIT Index of 120 companies) is 6.6%, which compares favorably with the 30-year Treasury bond yielding 6.41% (as of August 1, 1997).

-  REIT investors should benefit from management expertise since
   REIT management teams tend to be market experts within their specific property or geographic niches.

- REITs provide liquidity (subject to market fluctuations) and daily pricing, which are somewhat more difficult to achieve through a program of direct real estate investing.


Over the period from 12/31/75 through 12/31/96 Equity REITs had an annual average total return of 16.1% as measured by the National Association of Real Estate Income Trust Index. Over this period the annual average total return of the S&P 500 Index and long-term government bonds was 14.5% and 9.5%, respectively. There is no guarantee that the Trust will achieve similar returns over its three-year life.

With the deposit of the Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of individual Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Securities in the Trust, or cash with instructions to purchase additional Securities in the Trust, and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "How May Securities be Removed from the Trust?" The original percentage relationship of each Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Securities as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "How May Units be Redeemed?"

What are the Expenses and Charges?


With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Certain of the expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.



First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.



Subsequent to the initial offering period, First Trust Advisors L.P., the Evaluator and an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information."




The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the calendar year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."




The Trustee's and the above described fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.



Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.



Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed three years from the Initial Date of Deposit. The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"


The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

The Trust, which is an association taxable as a corporation under the Internal Revenue Code, intends to qualify on a continuing basis for special Federal income tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unit holders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unit holders. In addition, to the extent the Trust distributes to Unit holders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." The Trust intends to timely distribute its taxable income (including any net capital gains) to avoid the imposition of Federal income tax or the excise tax.


In any taxable year of the Trust, the distributions of the Trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to the Unit holders. To the extent that distributions to a Unit holder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unit holder's basis in his Units, and to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Distributions from the Trust will not be eligible for the dividends received deduction for corporations. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unit holders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unit holders) on December 31 of the year such distributions are declared.



Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unit holders as long-term capital gain, regardless of the length of time the Units have been held by a Unit holder. A Unit holder may recognize a taxable gain or loss if the Unit holder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. On August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "1997 Tax Act") which reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unit holder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unit holder owns the Units. Distributions in partial liquidation reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal) or sales of Securities (exclusive of net capital gain) will not be taxable to Unit holders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unit holder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. The 1997 Tax Act includes other provisions that treat certain other transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting national principal contracts, futures and forwards contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining holding period. Unit holders should consult their own tax advisers with regard to any such constructive sale rules.



In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.



Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust as long as the Units of the Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of the Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual and Unit holders in excess of the distributions received from the Trust.


Each Unit holder of the Trust shall receive an annual statement describing the tax status of the distributions paid by the Trust.


Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.



As discussed in "Rights of Unit holders-How May Units be Redeemed?", under certain circumstances a Unit holder who owns at least 2,500 Units may request an In Kind Distribution upon the redemption of Units or the termination of the Trust. Unit holders electing an In Kind Distribution of shares of the Securities should be aware that the exchange is subject to taxation and Unit holders will recognize gain or loss based on the value of the Securities received.


A Unit holder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unit holders should consult their tax advisors in this regard.

Distributions reinvested into additional Units of the Trust will be taxed to a Unit holder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).


The Federal tax status of each year's distributions will be reported to Unit holders and to the Internal Revenue Service. The foregoing discussion relates only to the Federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unit holders. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unit holders should consult their tax advisor in this regard.



Investment in the Trust may be particularly well suited for purchase by funds and accounts of individual investors that are exempt from Federal income taxes such as Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. (See "Why are Investments in the Trust Suitable for Retirement Plans?")


Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Securities?

The Trust consists of different issues of Securities issued by publicly traded equity real estate investment trusts, known as REITs, and which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Securities Selected for REIT Total Return Series?" for a general description of the companies.

Risk Factors. The Trust consists of such of the Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Securities be Removed from the Trust?" Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if and in the amounts declared by the issuer's board of directors, and they have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Real Estate Investment Trusts. An investment in the Trust should be made with an understanding of the risks inherent in an investment in REITs specifically and in real estate generally (in addition to securities market risks). REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. As of the Initial Date of Deposit, the Trust contains only equity REITs. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary. In an effort to reduce the impact of the risks discussed above, A.G. Edwards has selected REITs that are diversified among various real estate sectors and geographic locations.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Unit holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.


A.G. Edwards & Sons, Inc., in its general securities business, acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. A.G. Edwards & Sons, Inc. also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Securities.



The criteria for inclusion in the Trust were applied to the Securities immediately prior to the Initial Date of Deposit. Since the Sponsor may deposit additional Securities, the Sponsor may continue to sell Units of the Trust even though the dividend yields on or the capital appreciation potential of the Securities may have changed and would no longer justify inclusion in the Trust. In addition, the Sponsor will continue to sell Units of the Trust even if A.G. Edwards & Sons, Inc. changes a recommendation relating to a Security.



Investors should also note that because A.G. Edwards & Sons, Inc. uses the list of Securities which comprises the portfolio in its independent capacity as a broker/dealer and as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, A.G. Edwards & Sons, Inc. may recommend or effect from time to time the purchase or sale of one or more of the Securities. This may have an effect on the prices of the Securities which is adverse to the interest of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Securities as well as the price received upon redemption of the Units or upon the termination of the Trust.


What are the Securities Selected for REIT Total Return Series?


Arden Realty, Inc., headquartered in Beverly Hills, California, is a self-managed real estate investment trust which owns, acquires, manages, operates, leases and renovates office properties in southern California through its 88.2% general partnership interest in Arden Realty Ltd. Partnership.

Bay Apartment Communities, headquartered in San Jose, California, is a self-managed real estate investment trust which manages and owns or holds substantially all the ownership interests in 31 upscale multifamily communities containing more than 8,000 apartment homes mainly in the San Francisco Bay Area and in other areas of northern California.



Boykin Lodging Company, headquartered in Cleveland, Ohio, is a self-managed real estate investment trust which owns and operates nine hotels with a total of more than 2,000 guest rooms. The company's hotels are operated under franchise license agreements with nationally recognized hotel chains, including Hampton Inns, Holiday Inn, Marriott, Quality Suites and Radisson.



CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which owns interests in 16 enclosed regional malls in ten states; eight associated centers in Alabama, Georgia, Mississippi, Tennessee and Wyoming; and 73 independent community and neighborhood shopping centers in 18 states.



Centerpoint Properties Corp., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns and manages 68 properties and warehouse/industrial properties. These properties, all in the Chicago metropolitan area, contain approximately 11.1 million square feet of space and are occupied by 131 tenants.



Chateau Communities, Inc., headquartered in Clinton Township, Michigan, through a 41% interest in CP Limited Partnership, is a self-managed real estate investment trust which owns and operates 44 manufactured home community properties in Florida, Michigan, Minnesota and North Dakota.



Developers Diversified Realty, headquartered in Moreland Hills, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases and manages shopping centers and business centers.



Duke Realty Investments, headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust which owns and manages a diversified portfolio of over 250 industrial, office and retail properties, encompassing approximately 31.2 million square feet located in eight states.



Health and Retirement Properties Trust, headquartered in Newton,
Massachusetts, is a self-managed real estate investment trust which invests primarily in retirement communities, assisted living centers, long-term care facilities and other income producing healthcare-related properties.



Healthcare Realty Trust, Inc., headquartered in Nashville, Tennessee, is a self-managed real estate investment trust which owns and leases a diversified portfolio of investments in 80 healthcare properties in 14 states.



Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust which acquires, owns and leases hotel properties, including 53 Courtyard by Marriott hotels, 18 Residence Inn by Marriott hotels and 11 Wyndham Garden hotels which are leased to others in 26 states.



Irvine Apartment Communities, L.P., headquartered in Newport Beach, California, is a self-managed real estate investment trust which develops and operates revenue-producing apartment communities located in Orange County, California.



JDN Realty Corporation, headquartered in Atlanta, Georgia, is a self-managed real estate investment trust which owns and operates 47 shopping center properties in nine states.



JP Realty, Inc., headquartered in Salt Lake City, Utah, through an 81.6% ownership interest in Price Development Co., L.P., is a self-managed real estate investment trust which owns 44 retail and commercial properties in ten western states; and manages six properties in Utah and Idaho for third parties. The 44 properties include 11 enclosed regional shopping malls, 24 community centers, three freestanding retail properties and six mixed-use commercial properties in Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming. Another regional mall is under development in Washington.



Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust which provides leasing, property management, acquisition, development, construction and design management and other related services for a portfolio of 208 industrial and office properties. Liberty Property Trust owns more than 200 properties, including 143 industrial and 65 office properties which are located mainly in the southeastern and mid-Atlantic United States.

The Macerich Company, headquartered in Santa Monica, California, is a self-managed real estate investment trust which owns and operates 17 regional shopping centers and three community shopping centers in the United States through The Macerich Partnership, L.P. and its management companies.



Nationwide Health Properties, headquartered in Newport Beach,
California, is a self-managed real estate investment trust which owns or has investments in more than 200 healthcare facilities in 30 states.



Omega Healthcare Investors, headquartered in Ann Arbor, Michigan, is a self-managed real estate investment trust which owns, leases and provides mortgage financing secured by income-producing healthcare facilities, with a focus on a diversified portfolio of long-term care facilities located mainly in the United States.



Prentiss Properties, headquartered in Dallas, Texas, is a self-managed real estate investment trust which acquires, owns, manages, leases and constructs office and industrial property. The trust owns a portfolio of 87 office and industrial properties with approximately 8.9 million net rentable square feet in ten United States markets.



Security Capital Industrial Trust, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which owns, acquires, develops, markets and operates distribution facilities and develops master-planned distribution parks.



Security Capital Pacific Trust, headquartered in El Paso, Texas, is a self-managed real estate investment trust which invests in income-producing multifamily and other equity properties in the southwestern and western United States.



Sovran Self Storage, Inc., headquartered in Williamsville, New York, is a self-managed real estate investment trust which acquires, develops and operates self-storage facilities in the eastern United States and in Texas. The company derives all of its revenues from operation of its own properties.



Spieker Properties Inc., headquartered in Menlo Park, California, is a self-managed real estate investment trust which owns, operates, manages, leases and develops commercial real estate in northern California, Idaho, Oregon and Washington. Properties include warehousing and bulk distribution centers, single story and mid-rise suburban office buildings, neighborhood shopping centers and single tenant retail buildings.



Storage Trust Realty, headquartered in Columbia, Missouri, is a self-managed real estate investment trust which owns or operates 155 self-storage properties throughout the southern, mid-Atlantic, midwestern and western regions of the United States. The company also manages nine self-storage facilities owned by unrelated third parties.



Storage USA Inc., headquartered in Columbia, Maryland, is a self-managed real estate investment trust which manages, owns, develops and acquires self-storage facilities which are located in 24 states and Washington, D.C.



Sun Communities, Inc., headquartered in Farmington Hills, Michigan, is a self-managed real estate investment trust which, through subsidiaries, owns and operates 83 manufactured housing communities concentrated in the midwestern and southeastern United States. The company also provides manufactured home sales and brokerage services to current and prospective tenants.



United Dominion Realty Trust, Inc., headquartered in Richmond, Virginia, is a self-managed real estate investment trust which owns and operates more than 200 apartment complexes with a total of over 59,000 apartment units dispersed throughout a 15-state area in the Sunbelt region of the United States.



Urban Shopping Centers, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, manages, leases, acquires, develops and redevelops super-regional and regional malls and community centers throughout the United States.



Weeks Corporation, headquartered in Norcross, Georgia, through its 81.3% general partnership interest in Weeks Realty L.P. (Operating Partnership), is a self-managed real estate investment trust which owns and operates 144 properties, including industrial, office and retail buildings, located primarily in the metropolitan Atlanta, Georgia area; Orlando, Florida; and Greenville/Spartanburg, South Carolina.


What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Securities may appreciate or depreciate in value (or pay dividends), depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Securities (especially during the primary offering period of Units of the Trust) and other factors.


The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the actual purchase of the Securities and because the Trust will pay the brokerage fees associated therewith.

The Trust consists of the Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) that may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust, pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Securities, in connection with the issuance of additional Units).

Once all of the Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment and may dispose of Securities only under limited circumstances. See "How May Securities be Removed from the Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit with respect to any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.


Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge of 3.3% (equivalent to 3.413% of the net amount invested) subject to reduction beginning October 1, 1998, divided by the amount of Units of the Trust outstanding.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Public Offering Price is also based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid price of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a maximum sales charge of 3.3% of the Public Offering Price (equivalent to 3.413% of the net amount invested) divided by the number of outstanding Units of the Trust.


The minimum amount which an investor may purchase of the Trust is $1,000. Only whole Units may be purchased. The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases:

                                                                   Maximum
Dollar Amount of Transaction at                                    Sales               Net Dealer
Public Offering Price*                               Discount      Charge              Concession
_____________________                                ________      _______             __________
$   50,000 but less than $100,000                    0.25%         3.05%               2.20%
$  100,000 but less than $150,000                    0.50%         2.80%               1.95%
$  150,000 but less than $500,000                    0.85%         2.45%               1.60%
$  500,000 but less than $1,000,000                  1.20%         2.10%               1.30%
$1,000,000 or more                                   1.75%         1.55%               1.10%


Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale, in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries can purchase Units of the Trust at the Public Offering Price less the concession the Sponsor typically allows broker/dealers.


Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the Prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Securities will be determined in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Securities or cash in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this Prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 2.4% of the Public Offering Price for primary and secondary market sales (or 65% of the then current maximum sales charge after October 1, 1998). Effective on each October 1, commencing October 1, 1998, such sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 2.8%. However, resales of Units of the Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. In addition, dealers and other selling agents who sell at least $5,000,000 on the Initial Date of Deposit will receive an additional volume concession or agency commission with respect to total sales of Units in the amounts set forth below:

                                       Additional
Total Sales                            Concession*
____________                           ____________
$10,000,000                            0.100%
$20,000,000                            0.200%
$30,000,000                            0.375%
$40,000,000                            0.400%
$50,000,000                            0.425%
$75,000,000                            0.525%
$100,000,000 or more                   0.625%

*Breakpoint sales are not included in this calculation.

From time to time the Sponsor may implement programs under which underwriters and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.


Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. No provision is made for any income taxes payable.



Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.


Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trust will receive a gross sales commission equal to 3.3% of the Public Offering Price of the Units (equivalent to 3.413% of the net amount invested), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" The Sponsor will pay to A.G. Edwards & Sons, Inc. $.0035 per Unit as a structuring fee in connection with the selection of Securities. See "How are Units Distributed?" for information regarding the receipt of additional concessions available to the dealers and others. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Securities to the Sponsor. See Note (2) of "Schedule of Investments." During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 3.3% subject to reduction beginning October 1, 1998) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?


The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances, the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.


Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.


Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Securities and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.


The Trustee will credit to the Income Account of the Trust any dividends received on the Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.


Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of his or her election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution, they must notify the Trustee of their election at least 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.


What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Securities sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?


A Unit holder may redeem all or a portion of his Units by tendering to the Trustee, at its corporate trust office in the City of New York, the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.


Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; and (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Securities will be determined in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, either at the closing ask prices (during the initial offering period) or at the closing bid prices (subsequent to the initial offering period). If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.


The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective Prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Securities be Removed from the Trust?


The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, or that the price of the Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to the Trust. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by the Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.


The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P.
was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).


The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Securities owned by the Trust as shown by any evaluation, is less than

20% of the total value of Securities deposited in such Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the underwriters, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the underwriters, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"



Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Maturity Date of the Trust, the Trustee will provide written notice thereof to all Unit holders. Unit holders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. The Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.


Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 180


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Special Situations Trust, Series 180, comprised of REIT Total Return Series, as of the opening of business on September 18, 1997. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on September 18, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 180, comprised of REIT Total Return Series, at the opening of business on September 18, 1997 in conformity with generally accepted accounting principles.


                                  ERNST & YOUNG LLP


Chicago, Illinois
September 18, 1997

                                                  Statement of Net Assets


                                                REIT TOTAL RETURN SERIES
                     The First Trust Special Situations Trust, Series 180
                At the Opening of Business on the Initial Date of Deposit
                                                       September 18, 1997


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                          $145,377
Organizational and offering costs (3)                                                                         33,750
                                                                                                            _________
                                                                                                             179,127
Less accrued organizational and offering costs (3)                                                           (33,750)
                                                                                                            _________
Net assets                                                                                                  $145,377
                                                                                                            =========
Units outstanding                                                                                             15,034
                                                   ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                                       $150,338
Less sales charge (4)                                                                                         (4,961)
                                                                                                            _________
Net assets                                                                                                  $145,377
                                                                                                            =========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities pursuant to purchase contracts for such Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed three years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 1,500,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 3.3% of the Public Offering Price (equivalent to 3.413% of the net amount invested), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments


                                                 REIT TOTAL RETURN SERIES
                     The First Trust Special Situations Trust, Series 180
                At the Opening of Business on the Initial Date of Deposit
                                                       September 18, 1997


                                                                              Percentage        Market
                                                                              of Aggregate      Value           Cost of
Number        Ticker Symbol and                                               Offering          per             Securities
of Shares     Name of Issuer of Securities (1)                                Price             Share           to Trust (2)
_________     ________________________________                                ___________       _______         ____________
168           ARI         Arden Realty, Inc.                                  3.44%             $29.813         $  5,009
126           BYA         Bay Apartment Communities                           3.42%              39.438            4,969
195           BOY         Boykin Lodging Company                              3.46%              25.813            5,034
198           CBL         CBL & Associates Properties, Inc.                   3.46%              25.438            5,037
148           CNT         Centerpoint Properties Corp.                        3.46%              34.000            5,032
168           CPJ         Chateau Communities, Inc.                           3.45%              29.875            5,019
126           DDR         Developers Diversified Realty                       3.46%              39.938            5,032
231           DRE         Duke Realty Investments                             3.46%              21.750            5,024
270           HRP         Health and Retirement Properties Trust              3.45%              18.563            5,012
179           HR          Healthcare Realty Trust, Inc.                       3.45%              28.000            5,012
147           HPT         Hospitality Properties Trust                        3.46%              34.188            5,026
168           IAC         Irvine Apartment Communities, L.P.                  3.45%              29.875            5,019
153           JDN         JDN Realty Corporation                              3.48%              33.063            5,059
188           JPR         JP Realty, Inc.                                     3.47%              26.813            5,041
189           LRY         Liberty Property Trust                              3.44%              26.500            5,008
175           MAC         The Macerich Company                                3.43%              28.500            4,987
209           NHP         Nationwide Health Properties                        3.45%              24.000            5,016
144           OHI         Omega Healthcare Investors                          3.45%              34.813            5,013
174           PP          Prentiss Properties                                 3.41%              28.500            4,959
227           SCN         Security Capital Industrial Trust                   3.44%              22.063            5,008
219           PTR         Security Capital Pacific Trust                      3.45%              22.875            5,010
164           SSS         Sovran Self Storage, Inc.                           3.47%              30.750            5,043
125           SPK         Spieker Properties Inc.                             3.45%              40.125            5,016
194           SEA         Storage Trust Realty                                3.42%              25.625            4,971
125           SUS         Storage USA Inc.                                    3.43%              39.875            4,984
134           SUI         Sun Communities, Inc.                               3.45%              37.438            5,017
345           UDR         United Dominion Realty Trust, Inc.                  3.46%              14.563            5,024
157           URB         Urban Shopping Centers, Inc.                        3.43%              31.750            4,985
161           WKS         Weeks Corporation                                   3.45%              31.125            5,011
                                                                              ______                            ________
                          Total Investments                                    100%                             $145,377
                                                                              ======                            ========
____________

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on September 17, 1997.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Securities on the Initial Date of Deposit was $145,377. Cost and loss to Sponsor relating to the Securities sold to the Trust were $145,648 and $271, respectively.

CONTENTS:

Summary of Essential Information                           3
REIT Total Return Series
The First Trust Special Situations Trust, Series 180:
   What is The First Trust Special Situations Trust?       4
   What are the Expenses and Charges?                      5
   What is the Federal Tax Status of Unit Holders?         6
   Why are Investments in the Trust Suitable for
    Retirement Plans?                                      8
Portfolio:
   What are the Securities?                                8
      Risk Factors                                         9
      Real Estate Investment Trusts                       10
   What are the Securities Selected for
      REIT Total Return Series?                           11
   What are Some Additional Considerations
      for Investors?                                      13
Public Offering:
   How is the Public Offering Price Determined?           15
   How are Units Distributed?                             16
   What are the Sponsor's Profits?                        17
   Will There be a Secondary Market?                      18
Rights of Unit Holders:
   How is Evidence of Ownership
      Issued and Transferred?                             18
   How are Income and Capital Distributed?                19
   What Reports will Unit Holders Receive?                19
   How May Units be Redeemed?                             20
   How May Units be Purchased by the Sponsor?             21
   How May Securities be Removed from the Trust?          21
Information as to Sponsor, Trustee and Evaluator:
   Who is the Sponsor?                                    22
   Who is the Trustee?                                    22
   Limitations on Liabilities of Sponsor and Trustee      23
   Who is the Evaluator?                                  23
Other Information:
   How May the Indenture be Amended or Terminated?        23
   Legal Opinions                                         24
   Experts                                                24
Report of Independent Auditors                            25
Statement of Net Assets                                   26
Notes to Statement of Net Assets                          26
Schedule of Investments                                   27

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                        REIT TOTAL RETURN SERIES

                           NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                           September 18, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule







                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 180, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust, Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 180, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 18, 1997.

                              The First Trust Special Situations
                              Trust, Series 180

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   September 18, 1997
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
David J. Allen       Director of Nike    )
                     Securities          )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.)






   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated September 18, 1997 in Amendment No. 3 to the Registration Statement (Form S-6) (File No. 333-16659) and related Prospectus of The First Trust Special Situations Trust, Series 180.



                                               ERNST & YOUNG LLP


Chicago, Illinois
September 18, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.








                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 180 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).







                               S-6